MAIL STOP 03-08

	January 21, 2005

Mr. Paul Biberkraut, Chief Financial Officer
Superior Galleries, Inc.
9478 West Olympic Boulevard
Beverly Hills, CA 90212

	RE:	Superior Galleries, Inc.
		Registration Statement on Form SB-2
		Commission File No. 333-119253
		Amendment 2 Filed on January 11, 2005

Dear Mr. Biberkraut:

	We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that on January 4, 2005 you issued 180,000 shares of common stock to an investor relations firm in exchange for services. On a supplemental basis, please provide the staff with an analysis explaining why this private issuance should not be integrated with the public offering. In addition, these 180,000 shares of common shares should not be registered for resale since the shares were not outstanding at the time the initial registration statement was filed. Please revise your registration statement accordingly.

Note 9. Contingencies

Legal Proceedings, page F-35
2. Please revise your disclosure to address whether you believe any of your litigation could have a material adverse effect on your liquidity or cash flows as well. Please refer to FAS 5 for disclosure requirements regarding contingent liabilities.


* * * *


	You may contact Sondra Snyder at (202) 942-1827 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 942-1885 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson at (202) 942-
2824 or Ellie Quarles, Special Counsel, at (202) 942-1859 with any other questions you may have.

				Sincerely,



				H. Christopher Owings
				Assistant Director

cc: Thomas Brockington, Esq.









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Superior Galleries, Inc.
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